EXHIBIT 99.1

B Communications Ltd. Enters into a Tax Assessment Agreement with the Israeli Tax Authority

Further to the Company's report dated December 28, 2016, the Company entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”) with respect to final tax assessments for the tax years 2010-2014. The Agreement covers all pending tax assessments and other tax matters with respect to such years. Pursuant to the Agreement, the Company will pay the Israeli Tax Authority NIS 25 million, including interest and CPI linkage differences.